Exhibit 99.58

CONSENT

To: Mayfair Gold Corp. (the “Company”)

Re: Registration Statement on Form 40-F of the Company

The undersigned is an author of the report titled “Fenn-Gib Gold Project NI 43-101 Technical Report and Pre-Feasibility Study, Ontario, Canada” with a report date of January 14, 2026, with an effective date of December 19, 2025 (the “PFS”), originally prepared for the Company. The undersigned is also an author of the report titled “National Instrument 43-101 Technical Report—Mineral Resource Update, Fenn-Gib Project, Ontario” with a report date of October 10, 2025, with an effective date of September 3, 2024 (the “Expert Report”), originally prepared for the Company.

The undersigned understands that the Company wishes to make reference to my name and the PFS and the Expert Report in the Registration Statement on Form 40-F and any amendments or supplements and/or exhibits thereto or the documents incorporated by reference therein (collectively, the “Form 40-F”). The undersigned further understands that the Company wishes to use extracts and/or information from the PFS and the Expert Report in the Form 40-F. The undersigned has been provided with a copy of the Form 40-F and has reviewed the proposed disclosure identified above.

Accordingly, in respect of the Form 40-F, the undersigned does hereby consent to:

•	the use of, and references to, my name, including my status as an expert or “qualified person”;

•	the use of, and references to, the PFS and the Expert Report in the Form 40-F; and

•

the use, in the Form 40-F, of any quotation from, or summarization of, or extracts and information from the PFS and the Expert Report, or portions thereof, that were prepared by the undersigned, that the undersigned supervised the preparation of and/or that the undersigned has reviewed and approved.

Dated: January 20, 2026

/s/ Tim Maunula
Tim Maunula, P.Geo.